SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

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                                BERTUCCI'S, INC.
                       (Name of Subject Company [Issuer])

                             NERC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                           NE RESTAURANT COMPANY, INC.
                                    (Bidder)


                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
                         (Title of Class of Securities)

                                   086063 10 4
                      (CUSIP Number of Class of Securities)

                             -----------------------


                                  DENNIS PEDRA
                                    PRESIDENT
                           NE RESTAURANT COMPANY, INC.
                                80A TURNPIKE ROAD
                        WESTBOROUGH, MASSACHUSETTS 01581
                                 (508) 870-9200
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                 WITH A COPY TO:

                            DAVID L. FINKELMAN, ESQ.
                          STROOCK & STROOCK & LAVAN LLP
                                 180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4982
                                 (212) 806-5400

     NERC Acquisition Corp., a Massachusetts corporation ("Purchaser"), and NE Restaurant Company, Inc., a Delaware corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on May 20, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"), not presently owned by Parent, at a purchase price of $10.50 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 or the Offer to Purchase dated May 20, 1998, except as may otherwise be provided herein.

ITEM 10.  ADDITIONAL INFORMATION.

     (e) The information set forth in Paragraph (e) of Item 10 is hereby amended and supplemented by adding to the information set forth under the subcaption "STOCKHOLDER LITIGATIONS" in Section 15 ("Certain Regulatory Matters; Regulatory Approval") of the Offer to Purchase the following:

     On June 12, 1998, in connection with the Stockholder Litigations, the court issued its decision denying plaintiffs' emergency motion for expedited discovery and to schedule a hearing to seek a preliminary injunction to set aside a portion of the total purchase price to be paid by Parent and Purchaser pursuant to the Offer for the possible payment of plaintiffs' legal fees pending a determination by the court as to whether an award of counsel fees to plaintiffs is warranted.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: June 17, 1998



                                    NE RESTAURANT COMPANY, INC.


                                    By:/s/ Paul V. Hoagland
                                       ----------------------------
                                           Paul V. Hoagland
                                           Executive Vice President


                                    NERC ACQUISITION CORP.


                                    By:/s/ Paul V. Hoagland
                                       ---------------------------
                                           Paul V. Hoagland
                                           Executive Vice President